Leadership

through innovation



PROCESSED
JUL 24 2003
THOMSON
FINANCIAL
03026399

SONO-TEK Corporation

SONO TEK

2003 Annual Report

Sono-Tek's business is the development and application of patented, proprietary ultrasonic liquid atomization technology, nozzles, and spraying systems. These spraying systems reduce waste and environmental impact, and achieve more precise thin film coatings compared to other spraying approaches.

Our systems are used in making printed circuit assemblies for electronics applications, in the medical device industry to coat blood collection tubes, arterial stents, and other implants, and in the defense industry to manufacture chemical gas attack sensors, as well as many industrial applications.

Accu•Mist™

Single Stent Coating System



The Accu·Mist™ system combines Sono-Tek's unique Microspray ultrasonic atomizing nozzle with low-pressure air to produce a soft, highly focused beam of small spray drops.

WIDETRACK

Wide Area Coating System



The Widetrack System offers significant advantages over conventional pressure-spray methods in a broad range of applications. Whether coating moving webs on non-woven fabrics, flat panel displays, touch screens, or exceptionally wide ribbons of float glass, the Widetrack System maintains precise control of the coating.

SonoFlux 2000F

Low Maintenance Spray Fluxer



Sono-Tek's newly released 2000F spray fluxing system, was designed for those manufacturers who run high volume dedicated lines, with high solids rosin flux. These fluxes are sticky and make a mess of most spray fluxing systems. Low maintenance and no operator intervention, are the primary features of the SonoFlux 2000F. Only monthly cleaning is necessary.

Table of Contents

CORPORATE HIGHLIGHTS FOR FISCAL YEAR 2003

- First profitable year since 1998
- Seven consecutive profitable quarters
- Maintained working capital at adequate levels
- Introduced the new low maintenance 2000F fluxer
- Developed the MoltenMist liquid solder nozzle
- Began penetration of the stent coating market (with Accu·Mist™ and MediSonic Systems)
- Introduced SelectaFlux point and line fluxer

THE YEAR IN REVIEW

Fiscal Year 2003, which ended February 28, 2003, has been a year of recession, with sluggish business conditions in the electronics printed circuit board assembly industry, our principal market. Nonetheless, we have been able to maintain profitability at reduced sales levels by exercising appropriate cost controls. In fact, Sono-Tek has reported a profitable year for the first time since 1998, and we are pleased to report that we have now achieved seven consecutive profitable quarters as the accompanying charts show. We have also maintained our working capital at last year's level by practicing careful cash management throughout the year. Sono-Tek faced numerous problems in Fiscal Year 2002 due to debt and losses associated with the earlier acquisitions and a joint venture. These operations were draining funds from Sono-Tek's core ultrasonic nozzle and associated spraying systems business. In the fiscal year just ended February 28, 2003, we have been able to refocus our efforts on what we know best—ultrasonic atomization. And we did it on a profitable, sustainable basis.


Annual Net Income / Loss
$500k
$0
($500k)
($1,000k)
($1,500k)
($2,000k)
Profit (Loss)
1997
1998
1999
2000
2001
2002
2003
Fiscal Year


Quarterly Net Income
$500k
$250k
$0
($250k)
($500k)
($750k)
($1,000k)
Profit (Loss)
1Q FY2002
2Q FY2002
3Q FY2002
4Q FY2002
1Q FY2003
2Q FY2003
3Q FY2003
4Q FY2003
Period

ULTRASONIC ATOMIZATION IN TODAY'S MARKET

We see many exciting possibilities for our technology in today's markets, and a brief review of the particular strengths of ultrasonic atomization may reinforce this point. Our patented nozzles create the flow of liquid through an unrestricted nozzle to a surface tip. There the liquid is broken up into many small drops ("atomized") by high frequency ("ultrasonic") vibrations, and propelled toward the surface to be coated or sprayed. The advantages, compared to everyday pressure nozzles used throughout industry and in our homes, are a lack of clogging, very small drops in the micron range, and the ability to focus on a designated target without significant overspray or bounce-back, thereby preventing the release of material into the environment.


Annual Working Capital
$1000k
$800k
$600k
$400k
$200k
$0
($200k)
($400k)
($600k)
($800k)
($1000k)
Working Capital
1999
2000
2001
2002
2003
Fiscal Year


Atomized Liquid is generated as a soft, low velocity spray resulting in minimal overspray
Active Electrode
Titanium Rear Horn
Ground Electrode
Rear Housing
Front Housing
O-Ring Seal
Ground Lug
Liquid Feed Channel
O-Ring Seal
Atomizing Surface
Titanium Amplifying Section (Front Horn)
O-Ring Seal
Piezoelectric Transducers
Electrical Connector to the Broadband Ultrasonic Generator

When spraying inexpensive materials onto non-critical surfaces, such as house painting, garden spraying, and many other applications, the unique features inherent in ultrasonic nozzles are not particularly important. However, if the liquid is expensive or environmentally controlled, such as liquid fluxes used to pre-treat printed circuit boards prior to soldering, new drugs carried in polymeric coatings for arterial stents, or if there is a requirement to apply coatings in very thin and uniform layers onto glass such as plasma screens or other surfaces, an ordinary nozzle becomes incompatible with the demands for accuracy, uniformity, limited release to the environment, and ultra-thin coatings. And that is exactly what is happening today in many industries.

Sono-Tek's development activities in the past year have been focused entirely on the premise that our technology will find increasing use in the more demanding applications presented by ongoing revolutions in medicine, miniaturization, and nano-technology. We have developed several new products, and increased our command of our technology, pressing it towards more exacting specifications to attract new customers in new markets. We also have worked to entice existing customers in established markets to replace current equipment with our new, better, and more cost effective products.

Product Development Highlights

Electronics-Printed Circuit Board Manufacture

In the electronics industry, we developed another new spray fluxer, the SonoFlux 2000F, as a complement to the SonoFlux XL introduced last year. The SonoFlux XL was designed for the contract manufacturers who supply printed circuit boards to many of the more familiar "household name" product manufacturers such as computer and TV set producers. Contract manufacturers typically encounter a wide rage of board sizes, depending on their customers' designs, from 2 inches to 24 inches. The 2000F, on the other hand, is a fixed width spray fluxer designed to operate in the 3 to 13 inch range, and is specifically designed to directly serve the output lines of product manufacturers, since they typically produce the same printed circuit boards over long periods of time. The downturn in the electronics industry has affected the product manufacturers less than it has the contract manufacturers, who were given the excess demand in busy times on an outsourcing basis. The 2000F has demonstrated the very desirable capability of handling sticky rosin fluxes with a minimum of downtime for cleaning, and is replacing existing equipment that requires more cleaning and maintenance. These two products have already demonstrated their potential in this year's down market, and we hope for strong contributions to our revenues as the electronics sector revives.

An increasing number of electronic products are small in size, such as cell phones and personal digital assistants. They require solder joints in limited areas, as compared to larger circuit boards in computers and televisions. In response, we also introduced and have sold a number of our new SelectaFlux precision flux sprayers, which are capable of spraying points down to 2 mm in diameter, as well as lines as narrow as 2 mm under computer control. The SelectaFlux is becoming incorporated into the newer selective soldering equipment sold by large suppliers to this developing segment of the printed circuit board industry.

Medical Devices

Another area of development has been our ThinSonic and MediSonic coating systems. Sono-Tek negotiated a license agreement in January 2000 with Cornell Research Foundation, providing exclusive rights to manufacture and sell chemical vapor deposition (CVD) equipment based on Cornell's proprietary technology and our ultrasonic nozzles. The ThinSonic device is the result of this agreement, and has been sold to several universities. The core technology hardware also has been sold to British Aerospace Systems, a defense contractor, for the manufacture of its Chemical and Toxic Attack Sensors, which are used to alert troops and civilian populations in the event of a release of toxic gas agents.

We have gone beyond this original application by developing a system to apply polymer/drug coatings via vapor deposition (PVD). We have applied for patent protection on this new system. The first of such units was sold to the Cordis Division of Johnson & Johnson, for development work in applying anti-restinosis drug coatings to batches of arterial stents. We have also had over twenty companies visit our laboratory where we evaluate their polymer/stent systems (usually on a fee basis) in our MediSonic system for possible market introduction. At the same time, we have sold over fifty Accu·Mist™ nozzles systems for the application of polymer-drug combinations to arterial stents. The Accu·Mist™ nozzle system is designed to coat stents one at a time, compared to the batch processing of the MediSonic equipment. We believe that the pharmaceutical companies will eventually migrate to batch processing as the coated stents penetrate the market, and overcome medical insurance first cost issues, with their inherent higher success rate and fewer trips back to the hospital. In the meantime, we are covering this market as it evolves with the simpler Accu·Mist™ approach.

The medical device market is not limited to drug coated stents, and in the past year we have worked on customer sponsored research and development programs with a number of medical device and pharmaceutical companies. In our laboratories, we have applied coatings to joint replacements, arterial and vein replacements, pills, heart support trusses for congestive heart failure, pacemaker batteries and disposable hearing aids. Our goal is to help customers find a better way to manufacture their devices using our product technology in its current or enhanced form. We believe these paid R&D programs will leverage our products into new applications and create future growth opportunities for Sono-Tek.

Wide Area Coatings

Many industries require coatings over a wide area in a continuous production line. For example, the manufacture of glass and derivative products involves sheets of glass of varying widths. The world of glass is complex and varied, involving specialty coatings that must be very thin and uniform to meet the needs of advanced applications such as self-cleaning skyscraper glass, anti-glare glass, and plasma screens. Some of these applications are in the area referred to as nano-technology, in that they involve a liquid containing sub-micron particles, which remain behind on the surface as the liquid evaporates. It is critical that the initial liquid spray be uniform and thin to achieve good results. Sono-Tek has developed our new WideTrack coating system to address the needs of these manufacturers to apply thinner, more uniform coatings, and has sold a number of WideTrack systems in the past year.

Liquid Metal Atomization

During the past year we entered a new market, that of atomizing liquid solder. This came about as the result of a customer sponsored development program. One of our customers, a manufacturer of solder paste, found that our nozzles were more effective than its current process in creating the very small diameter solder balls required for the manufacture of its product. Solder paste is used in the rapidly growing surface-mount electronics assembly market. We worked to develop an optimized nozzle system that utilizes a replaceable tip—a first for us. The replaceable tip is needed due to the aggressive nature of the liquid solder as it comes in contact with our titanium nozzle tips. We believe this new system, known as MoltenMist, has great potential for future sales, based on the sales growth we have seen this past year.

What's Ahead?

We are currently evaluating a number of new ultrasonic based applications, that include spray drying, ink-jet printer head conformal coatings, coating fuel cell electrodes, high pressure CO_2 applications, and fuel injection sources for a new gyroscopic scooter. In each case, we work in-house with customers on paid R&D programs that stretch our development budget further than we could do on our own. It also provides ready-made customers for any successes we have in the laboratory. We believe this is a sound way for Sono-Tek to proceed in a recessionary environment, and it provides opportunities for growth larger than our size might otherwise allow.

In Conclusion

We are pleased with the progress the Company has made in improving its liquidity, in shedding unprofitable operations, and in returning to profitability in light of a recession year and weak consumer electronics market for spray fluxing equipment. We are also pleased that we have been able to press forward with technology based product development, the key to our future. We believe that our new products will add to a recovering market in the electronics industry, resulting in both sales and earnings growth over the next several years.

Sincerely,



Christopher L. Coccio, Ph. D.
President and Chief Executive Officer
May 31, 2003



Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Federal Securities Laws. Such forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

- The Company's ability to respond to competition in its markets;
- General economic conditions in the Company's markets;
- Ability to continue to obtain deferral of principal payments from its note holders;

The Company undertakes no obligation to update publicly any forward-looking statement.

Overview

The Company experienced sluggish sales in the year ended February 28, 2003. These reduced sales are attributable to the economic slowdown that is affecting the capital goods segment of the economy, and more specifically the electronics industry, which has been our main business. As a result, we have used $187,557 of our cash reserves over the last year. A total of $248,588 of payments due in the period from August 31, 2003 to February 28, 2003 were deferred. These were compromised of loan principal and interest of $219,680 and incentive compensation payments to officers and key management employees of $28,907. Monthly payments of approximately $37,000 continue to be deferred after February 28, 2003. There can be no assurances that creditors will allow continued deferrals.

The Company continues to see developing opportunities for its technology in newer markets such as biomedical and defense and in the eventual recovery of the economy and the electronics industry.

Liquidity and Capital Resources

The Company's working capital increased $27,137 from $499,948 at February 28, 2002 to $527,085 at February 28, 2003. The increase in working capital was principally the result of decreases in cash of $188,000, accounts receivables of $5,000, prepaid expenses of $12,000, a decrease in the current portion of debt and revolving credit of $62,000, reductions in accounts payable and accrued expenses of $144,000, and an increase in inventory of $26,000. The stockholders' deficiency decreased $143,101 from $782,554 at February 28, 2002 to $639,453 at February 28, 2003. The decrease in stockholders' deficiency was the result of the net profit of $120,956, investment of $18,000 and $4,145 of imputed interest of amounts owed to one of the Company's directors. The Company has operated profitably for the last seven fiscal quarters.

Accounts receivable at February 28, 2003 decreased $5,052, or 1%, from February 28, 2002 due to better collection efforts in the twelve months ended February 28, 2003.

Inventory increased $25,955, or 3%, as the result of additional labor and overhead capitalized at February 28, 2003 due to revised labor rates.

Accounts payable decreased $131,000 as compared to February 28, 2002 due to the reduced purchasing activity and payments made to vendors on current and overdue amounts during the year ended February 28, 2003.

The Company currently has a $350,000 line of credit with a bank. The loan is collateralized by accounts receivable, inventory and all other personal property of the Company, and is personally guaranteed by the former Chief Executive Officer of the Company. As of February 28, 2003, the outstanding balance was $312,000.

During the first quarter of Fiscal Year 2002, the Company discontinued the production of capital equipment in the cleaning and drying systems segment and focused on sales of ultrasonic nozzles. As the result of taking these steps, the Company was able to remain profitable for the remainder of Fiscal Year 2002 and through Fiscal Year 2003.

Results of Continuing Operations

The operations of the Company reflect improved operating margins since payroll and operating expenses were reduced during the quarter ended May 31, 2001 in order to provide positive cash flow. This was accomplished by down-sizing the spraying systems business through layoffs, salary reductions, and cutbacks in employee benefits. The Company also reduced costs by changing outside professionals and other service providers.

For the year ended February 28, 2003, the Company's sales decreased $311,653 to $3,157,756, as compared to $3,469,409 for the year ended February 28, 2002. The decrease was a result of a decrease in MCS nozzle-spraying system and specialty coating system sales of $546,000 partially offset by increases in fluxer sales of $192,000, nozzle sales of $5,000 and, increase in cleaning system spare parts and service of $38,000. The sales decrease in specialty coating system sales was caused by fewer orders placed for systems for national defense contracts. The increase in fluxer sales was due to the successful introduction of new products, the SonoFlux XL and the SonoFlux 2000F.

The Company's gross profit decreased $399,440, to $1,775,080 for the year ended February 28, 2003 from $2,174,520 for the year ended February 28, 2002. The decrease was primarily a result of lower sales of the Company's products that were offset by the related material costs and labor. The change in the mix of the Company's products sold affected the gross margin percentage, which was reduced from 63% for the year ended February 28, 2002, to 56% for the year ended February 28, 2003.

Research and product development costs increased $40,723, to $361,783 for the year ended February 28, 2003, from $321,060 for the year ended February 28, 2002. The increase was a result of product development costs on new fluxer systems and continued work on the CVD (chemical vapor deposition) product line.

Marketing and selling costs decreased $47,091 to $615,736 for the year ended February 28, 2003 from $662,827, for the year ended February 28, 2002. The decrease was a result of decreases in marketing and consultant expenses of $39,000, sales commissions of $23,000, trade show costs of $26,000, and travel expenses of $3,000, facilities and other costs of $16,000, which were offset by increased personnel costs of $60,000.

General and administrative costs decreased $21,211, from $577,471, for the year ended February 28, 2002, to $556,260 for the year ended February 28, 2003. The decrease was attributable to reduced consulting expenses of $13,000, royalty expenses of $17,000, travel expenses of $8,000, bank fees of $11,000, reduced facility and utility costs of $7,000 and other cost reductions of $11,000, partially offset by increased personnel costs of $4,000, increased accounting and legal fees of $6,000, increased bad debt provision of $22,000, and increased directors and officers insurance of $14,000.

Interest and other income increased $50,332 for the year ended February 28, 2003 as compared to February 28, 2002, primarily as the result of profits realized on settlements with vendors.

Interest expense was reduced $15,000 for the year ended February 28, 2003 as compared to the year ended February 28, 2002 as the result of repayments made and a drop in prevailing interest rates.

The Company's income from continuing operations decreased $309,556, from $430,522 or $0.05 per share, for the year ended February 28, 2002, to $120,956, or $0.01 per share, for the year ended February 28, 2003.

Results of Discontinued Operations

The Company did not experience any loss from discontinued operations during the year ended February 28, 2003.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and may potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For detailed discussion on the application of these and other accounting policies see note 3 to our consolidated financial statements.

Long-Lived Assets (including Tangible and Intangible Assets) - We acquired two businesses in recent years, which resulted in intangible assets being recorded. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairment to the intangible and tangible assets on a quarterly basis or when evidence that events or changes in circumstances indicate that carrying around of an asset may not be recovered. Our judgements regarding the existence of impairment indicators and future cash flows related to these assets are based on operational performance or our business, market conditions and other factors. Future events could cause us to conclude that impairment indicators exist and that other tangible or intangible assets are impaired. In fiscal 2002, the Company recorded a $477,377 write down of goodwill due to such impairment evaluation.

Accounting for Income Taxes - As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes. Management judgement is required in determining our provision of our deferred tax asset. We recorded a valuation for the full deferred tax asset from our net operating losses carried forward due to the Company not demonstrating any consistent profitable operations. In the event that the actual results differ from these estimates or we adjust these estimates in future periods we may need to adjust such valuation recorded.

Impact of New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This SFAS applies to costs associated with an "exit activity" that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. These costs include, but are not limited to the following: termination benefits associated with involuntary terminations, terminating contracts that are not capital leases and costs to consolidate facilities or relocate employees. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged.

During 2002, the FASB issued SFAS No. 145, 147, and 148, which were merely amendments to existing SFAS or other accounting pronouncements.
In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Entities", (FIN No. 46) an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk and loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 requires disclosures about variable interest entities that companies are not required to consolidate but which the company has a significant variable interest. The consolidation requirements will apply immediately for newly formed variable interest entities created after January 31, 2003 and entities established prior to January 31, 2003, in the first fiscal year or interim period beginning after June 30, 2003. The adoption of FIN No. 46 is not expected to have a material impact on our consolidated results of operations and financial position.

In April 2003, the FASB issued Statements of Financial Accounting Standards No. 149 ("SFAS No. 149"), an amendment to SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with initial investments meets the characteristics of a derivative and when a derivative contains a financing component. This SFAS is effective for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued Statements of Financial Accounting Standards No. 150 ("SFAS No. 150). SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both labilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This SFAS is effective for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 will only require the Company to have additional disclosures regarding the Put Warrants and will not have a material effect on the financial statements. We will adopt SFAS No. 150 in the first quarter of fiscal 2004.

Independent Auditor's Report

To the Stockholders and Board of Directors
Sono-Tek Corporation
Milton, New York

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 28, 2003, and the related consolidated statements of operations, stockholders' deficiency and cash flow for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 28, 2003 and the results of their operation and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States.



Radin, Glass & Co., LLP
Certified Public Accountants

New York, New York
May 2, 2003

	February 28 2003
ASSETS	
Current Assets	
Cash and cash equivalents	$265,658
Accounts receivable *(less allowance of $13,675)*	375,040
Inventories (Note 7)	794,666
Prepaid expenses and other current assets	56,023
Total current assets	1,491,387
Equipment, furnishings and leasehold improvements *(less accumulated depreciation of $638,547)(Note 8)*	84,878
Intangible assets, net:	
Patents and patents pending *(Note 3)*	29,520
Deferred financing fees *(Note 13)*	11,251
Total intangible assets	40,771
Other assets	6,541
Total assets	$1,623,577
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
Current Liabilities	
Accounts payable	$149,920
Accrued expenses *(Note 9)*	244,286
Revolving line of credit *(Note 10)*	312,000
Current maturities of long term loans-related parties *(Notes 12 & 18)*	63,924
Current maturities of long term debt *(Notes 12)*	9,072
Current maturities of subordinated mezzanine debt *(Note 13)*	141,672
Current maturities of subordinated loans *(Note 11)*	43,428
Total current liabilities	964,302
Subordinated mezzanine debt *(Note 13)*	690,722
Long term debt – related parties, less current maturities *(Notes 12 & 18)*	250,033
Subordinated loans *(Notes 11)*	100,674
Other long-term liabilities *(Note 18)*	69,076
Total liabilities	2,074,807
Commitments and Contingencies *(Note 14)*	-
Put Warrants *(Note 13)*	188,223
Stockholders' Deficiency	
Common stock, $.01 par value; 25,000,000 shares authorized,9,200,161 issued and outstanding	92,002
Additional paid-in capital	6,037,305
Accumulated deficit	(6,768,760)
Total stockholders' deficiency	(639,453)
Total Liabilities and Stockholders' Deficiency	$1,623,577

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended February 28	
	2003	2002
Net Sales *(Note 19)*	**$3,157,756**	$3,469,409
Cost of Goods Sold	**1,382,676**	1,294,889
Gross Profit	**1,775,080**	2,174,520
Operating Expenses		
Research and product development	**361,783**	321,060
Marketing and selling	**615,736**	662,827
General and administrative	**556,260**	577,471
Total Operating Expenses	**1,533,779**	1,561,358
Operating Income	**241,301**	613,162
Interest Expense	**(228,488)**	(243,536)
Interest and Other Income	**111,228**	60,896
Income from Continuing Operations *Before Income Tax Expense*	**124,041**	430,522
Income Tax Expense *(Note 15)*	**3,085**	-
Income from continuing operations	**120,956**	430,522
Loss from discontinued operations *(Note 6)*	**-**	(616,913)
Net Income (Loss)	**$120,956**	$(186,391)
Basic and Diluted Earnings *(Loss) Per Share (Note 17)*		
Continuing Operations	**$0.01**	$0.05
Discontinued Operations	**-**	(0.07)
Net Income (Loss)	**$0.01**	($0.02)
Weighted Average Shares – *Basic*	**9,152,401**	9,096,436
Weighted Average Shares – *Diluted*	**10,265,644**	9,096,436

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' (Deficiency) Equity

	Common Stock Par Value $.01		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' (Deficiency) Equity
	Shares	Amount			
Balance *(Feb. 28, 2001)*	9,092,354	$90,924	$6,007,037	$(6,703,325)	($605,364)
Conversion of bonus	13,068	131	2,744	-	2,875
Non-employee stock option	-	-	2,181	-	2,181
Imputed interest - affiliate loan	-	-	4,145	-	4,145
Net Loss	-	-	-	(186,391)	(186,391)
Balance *(Feb. 28, 2002)*	9,105,422	91,055	6,016,107	(6,889,716)	(782,554)
Issuance of common stock	94,739	947	17,053	-	18,000
Imputed interest - affiliate loan	-	-	4,145	-	4,145
Net Income	-	-	-	120,956	120,956
Balance (Feb. 28, 2003)	**9,200,161**	**$92,002**	**$6,037,305**	**$(6,768,760)**	**$(639,453)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended February 28	
	2003	2002
Cash Flows From Operating Activities:		
Net Income (Loss)	**$120,956**	$(186,391)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Loss from discontinued operations	**-**	616,913
Depreciation and amortization	**76,532**	77,176
Imputed interest expense	**74,666**	72,193
Provision for doubtful accounts	**(11,325)**	(91,581)
(Increase) decrease in:		
Accounts receivable	**16,377**	305,094
Inventories	**(25,955)**	27,985
Prepaid expenses and other current assets	**12,371**	28,698
Other assets	**-**	501
Increase (decrease) in:		
Accounts payable and accrued expenses	**(144,309)**	(672,136)
Net Cash Provided By Continuing Operations	**119,313**	178,452
Net Cash Provided By (Used In) Discontinued Operations	**(167,403)**	284,480
Net Cash Provided By (Used In) Operating Activities	**(48,090)**	462,932
Cash Flows from Investing Activities:		
Sale (purchase) of equipment, furnishings and leasehold improvements	**(8,165)**	3,547
Patent filing costs	**(13,965)**	-
Other assets	**1,126**	-
Net Cash Provided By (Used In) Continuing Operations	**(21,004)**	3,547
Net Cash Provided By (Used In) Investing Activities	**(21,004)**	3,547
Cash Flows from Financing Activities:		
Proceeds from issuance of stock	**18,000**	2,875
Proceeds from exercise of warrants and options	**-**	2,181
Proceeds from subordinated mezzanine debt	**-**	300,000
Renegotiation of short-term and other liabilities	**-**	161,487
Repayment under revolving credit line	**(32,000)**	-
Repayments of note payable and equipment loans	**(22,686)**	(27,990)
Repayment of notes to related parties	**(46,196)**	(173,521)
Repayments of subordinated debt	**(5,898)**	-
Payment of long-term liabilities	**(29,683)**	-
Net Cash (Used in) Provided by Continuing Operations	**(118,463)**	265,032
Net Cash (Used in) Discontinued Operations	**-**	(281,528)
Net Cash Used in Financing Activities	**(118,463)**	(16,496)
Net (Decrease) Increase in Cash and Cash Equivalents	**(187,557)**	449,983
Cash and Cash Equivalents:		
Beginning of year	**453,215**	3,232
End of year	**$265,658**	$453,215

See notes to consolidated financial statements.

NOTE 1: BUSINESS DESCRIPTION

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency (ultrasonic) vibrations which break liquids into minute drops that can be applied to surfaces at low velocity.

NOTE 2: FINANCIAL CONSIDERATIONS AND MANAGEMENT'S PLANS

During the Fiscal Year Ended 2002, the Company took actions to limit its losses and reduce negative cash flow. The spraying systems segment was down-sized to reflect the decline in market demand, and the sales force was refocused to increase nozzle sales instead of fluxer sales. The cleaning and drying segment, represented by SCS, terminated production of capital equipment, but continues to service equipment and sell spare parts on a limited basis. By decreasing operating costs and terminating thirty-two employees, the Company generated income beginning in the second quarter of Fiscal Year 2002. During the first quarter of Fiscal Year 2002, the Company also received additional financing from Norwood and directors of the Company.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), which the Company acquired on August 3, 1999 (the "Acquisition") which has been treated as a "discontinued operation." All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds and short-term certificates of deposit with original maturities of 90 days or less. The Company occasionally has cash or cash equivalents on hand in excess of the $100,000 insurable limits at a given bank. At February 28, 2003, the Company had $122,307 over the insurable limit.

Supplemental Cash Flow Disclosure	Years Ended February 28 **2003**	2002
Interest paid		
Continuing Operations	**$168,644**	$191,485
Discontinued Operations	**-**	$16,482
Income taxes paid	**-**	-
Non-cash items:		
Interest expense for issuance of warrants	**$70,521**	$68,048
Interest expense imputed on affiliate loan	**$4,145**	$4,145
Conversion of accrued bonus to equity	**-**	$2,875
Stock issued and warrants and options granted for services	**$18,000**	$2,181

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Consignment goods are spare parts used by outside sales representatives for emergency repairs performed on customer's equipment.

Equipment, Furnishings and Leasehold Improvements – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets which range from three to five years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Patent and Patent Pending Costs - Costs of patent applications are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents. However, if it appears that such costs are related to products which are not expected to be developed for commercial application within the reasonably foreseeable future, or are applicable to geographic areas where the Company no longer requires patent protection, they are written off to operations. The accumulated amortization is $65,770 at February 28, 2003.

Amortization of Discounts on Borrowings – A discount between the face value of borrowings and the fair value of the proceeds received are amortized over the term of the borrowing using the effective-interest method. Borrowings are reported net of the related unamortized discount.

Deferred Financing Fees – Deferred financing fees of $35,523 at February 28, 2003 are being amortized over the term of the related debt. Accumulated amortization was $24,272 at February 28, 2003.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred. Engineering costs directly applicable to the manufacture of existing products are included in cost of goods sold.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings (Loss) Per Share - Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options granted but not yet exercised under the Company's stock option plans are included for Diluted EPS calculations under the treasury stock method.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

In the fourth quarter of Fiscal Year 2001, the Company identified indicators that goodwill related to two acquisitions, one made in Fiscal Year 2000 the other in Fiscal Year 2001, was impaired. The indicators consisted of lack of future orders, low profit on equipment sales and the termination of the two principals of the previous S&K company that were responsible for equipment sales. The Company estimated it will not likely realize positive future cash flows from these acquired businesses and, therefore, recorded a write-off of the goodwill related to such acquisitions. During the first quarter of Fiscal Year 2002, the Company wrote off the residual goodwill of $477,377 (See Note 6).

Stock-Based Employee Compensation - The Company accounts for stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and the Financial Accounting Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". Under SFAS 123, the Company will continue to apply the provisions of APB 25 to its stock-based employee compensation arrangements, and is only required to supplement its financial statements with additional proforma disclosures.

Recognition of Revenue – Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of New Accounting Pronouncements – In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This SFAS applies to costs associated with an "exit activity" that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. These costs include, but are not limited to the following: termination benefits associated with involuntary terminations, terminating contracts that are not capital leases and costs to consolidate facilities or relocated employees. SFAS No. 146 will be effective for exit disposal activities initiated after December 31, 2002 with early application encouraged.

During 2002, FASB issued SFAS No. 145, 147, and 148, which were merely amendments to existing SFAS or other accounting pronouncements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Entities", (FIN No. 46) an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk and loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 requires disclosures about variable interest entities that companies are not required to consolidate but which the company has a significant variable interest. The consolidation requirements will apply immediately for newly formed variable interest entities created after January 31, 2003 and entities established prior to January 31, 2003, in the first fiscal year or interim period beginning after June 30, 2003. The adoption of FIN No. 46 is not expected to have a material impact on our consolidated results of operations and financial position.

In April 2003, the FASB issued Statements of Financial Accounting Standards No. 149 ("SFAS No. 149"), an amendment to SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with initial investments meets the characteristics of a derivative and when a derivative contains a financing component. This SFAS is effective for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued Statements of Financial Accounting Standards No. 150 ("SFAS No. 150). SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both labilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This SFAS is effective for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 will only require the Company to have additional disclosures regarding the Put Warrants and will not have a material effect on the financial statements. We will adopt SFAS No. 150 in the first quarter of fiscal 2004.

NOTE 4: SEGMENT INFORMATION

The Company currently operates in one business segment, spraying systems and is primarily engaged in the business of developing, manufacturing, selling, installing and servicing ultrasonic spray equipment

NOTE 5: ACQUISITIONS

SCS - On August 3, 1999 the Company purchased all the outstanding stock of SCS, a supplier of cleaning and drying systems for the semiconductor, disk drive, and precision cleaning industries. SCS is a wholly owned subsidiary of the Company.

The aggregate purchase price exceeded the fair value of net assets acquired resulting in goodwill that was to be amortized on the straight-line basis over 15 years. Subsequent to the year ended February 28, 2001, the Company discontinued the cleaning and drying systems segment. At February 28, 2001, the Company wrote off $669,697 remaining goodwill for this segment due to the impairment. The Company wrote off the balance of $477,377 of the goodwill as of May 31, 2001 due to impairment, as the Company determined that it would not realize future positive cash flows from the residual assets and uncompleted orders of this business.

Serec - On September 21, 2000, the Company acquired for $100,000, plus closing costs, certain intellectual property and intangible assets of Serec Corporation, a Rhode Island corporation which manufactured and sold solvent based cleaning systems. Professional fees and other costs of $10,313, $7,500 of which was attributed to the issuance of common stock, were capitalized as additional purchase price. The aggregate purchase price of $110,313 was recorded as goodwill due to the inability to specifically identify the values associated with the various intangible assets acquired. The goodwill was to be amortized on the straight-line basis over five years. Subsequent to the year ended February 28, 2001, the Company discontinued the cleaning and drying systems segment. At February 28, 2001, the Company wrote off $100,313 in goodwill due to the impairment. During September 2001, the assets of Serec were sold for $35,000.

NOTE 6: DISCONTINUED OPERATIONS

In order to decrease its losses, the Company moved to discontinue the operations of the cleaning and drying systems segment during the first quarter of Fiscal 2002.

The accompanying statements of operations have been reclassified so that the results for the cleaning and drying systems segment are classified as discontinued operations for Fiscal Year ended February 28, 2002. The statements of cash flows and related notes to the consolidated financial statements have also been reclassified to conform to the discontinued operations presentation.

Summary operating results of the discontinued operations are as follows:	*February 28* **2002**
Revenues	$1,229,665
Expenses	1,846,578
Loss from discontinued operations	$(616,913)

At February 28, 2001, the Company wrote off $669,697 remaining goodwill for this segment due to the impairment. The Company wrote off the balance of $477,377 of the goodwill as of May 31, 2001 due to impairment as the Company determined that it would not realize future positive cash flows from the residual assets and uncompleted orders of this business. Additionally, the Company wrote off impaired accounts receivable of $30,000, impaired inventory of $81,057, impaired fixed assets of $70,511, and provided reserves for future rent and utility costs of $27,430. The Company reached settlements with substantially all of the vendors and creditors of the discontinued operations, which resulted in forgiveness of liabilities and debt of $337,587. The Company does not expect that there will be any additional estimated future costs of discontinuance for the orderly liquidation of the disposed assets and liabilities.

Note 7: Inventories

consist of the following:

	February 28 2003
Raw Materials	$314,941
Work-in-process	316,869
Consignment	3,342
Finished Goods	379,308
Totals	1,014,460
Less: Allowance	(219,794)
	$794,666

Note 8: Equipment, Furnishings and Leasehold Improvements

Equipment, furnishings and leasehold improvements consist of the following:

	February 28 2003
Laboratory equipment	$82,395
Machinery and equipment	394,412
Leasehold improvements	43,865
Furniture and fixtures	202,547
Totals	723,219
Less: accumulated depreciation	(638,341)
	$84,878

Note 9: Accrued Expenses

Accrued expenses consist of the following:

	February 28 2003
Accrued compensation	$92,483
Sales tax liability	37,271
Accrued interest	16,361
Accrued marketing expense	22,695
Estimated warranty costs	9,900
Accrued commissions	8,845
Professional fees	18,731
Other accrued expenses	38,000
	$244,286

Note 10: Revolving Line of Credit

The Company has a $350,000 revolving line of credit which carries an interest rate of prime plus 2% (6.25% at February 28, 2003). The loan is collateralized by accounts receivable, inventory and all other personal property of the Company and is guaranteed by the former CEO of the Company. The line of credit is payable on demand. As of February 28, 2003, the balance was $312,000.

Note 11: Subordinated Loans

Two subordinated loans for a total of $144,102 were converted from S&K debt to Company debt on August 3, 1999. These notes were written in August 2002 and are payable over four years with equal principal payments plus accrued interest at 6% on the unpaid balance. In April 2003, the Company and the note holders reached an agreement to limit repayments for six months to principal of $1,500 per month plus interest with the balance of payments to be renegotiated in August 2003, based on the Company's ability to increase repayments.

NOTE 12: LONG-TERM DEBT

Long-term debt consists of the following:

	February 28 2003
Notes payable to related parties, payable monthly In installments of $7,267 plus monthly interest of 5% over 48 months through March 31, 2006.	$302,617
Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of principal of $756, plus interest at 2% over the bank's prime rate (6.25% at February 28, 2003) through May 2005.	20,412
Total long term debt	323,029
Due within one year	(72,996)
Due after one year	$250,033

Long-term debt is payable as follows (as of February 28, 2003):

Fiscal Year ending February,	
2004	$72,996
2005	96,275
2006	89,471
2007	64,287
	$323,029

The Company reached agreements with its note holders to defer principal and interest payments on their notes.

NOTE 13: SUBORDINATED MEZZANINE DEBT

On September 30, 1999, the Company entered into a 12%, $450,000 Note and Warrant Purchase Agreement with Norwood Venture Corporation ("Norwood Note") less a proportionate equity share of the greatest of three different valuations of the Company upon exercise of the Put Warrants. On December 22, 2000, Norwood amended the Note and Warrant Purchase Agreement ("Agreement") to increase the note to $550,000. On April 30, 2001, Norwood amended the Agreement to increase the note by $300,000 to $850,000 and the warrant shares to 2,077,777. In connection with this additional loan, $50,000 of advances from certain shareholders and directors were repaid (See note 18). The Norwood Note, as amended, requires interest payments through September 2002, followed by monthly principal payments of $23,612 and interest through September 2005. The Norwood Note is collateralized by certain assets of the Company. The Norwood Note, among other things, restricts the payment of dividends.

In addition, the original Norwood Note was issued with a detachable stock purchase warrant (the "Put Warrants") to purchase 1,100,000 shares of the Company's common stock at a exercise price of $.30, the fair market value of the Company's common stock on September 30, 1999. The fair market value, as determined by an independent appraisal, of the Put Warrants was determined to be $0.07 per share, and is accounted for as a discount to the Norwood Note and will be amortized over the life of the principal repayment term of the Agreement. In connection with the amendments, dated December 22, 2000 and April 30, 2001,an additional 244,444 and 733,333 warrant shares were granted at an exercise price of $0.30 and $.10 per share, respectively. In connection with an amendment to the Agreement in October 2001, the exercise price of certain of the warrants was reduced from $.30 to $.15 per share. This resulted in an increase in the value of the warrants of $13,445, which is accounted as a discount to the loan and is being imputed as additional interest over the term of the loan. The unamortized discount at February 28, 2003 is $17,606. The Put Warrants can be put to the Company from May 29, 2006 to May 29, 2007 as defined by the Agreement, and they expire on September 30, 2010.

The deferred financing fees of $35,523 incurred to acquire the Norwood Note are being amortized over the life of the loan. Accumulated amortization of the deferred financing fees was $24,272 at February 28, 2003.

NOTE 14: COMMITMENTS AND CONTINGENCIES

Litigation – During the normal course of business, the Company is involved in various routine legal matters. The Company believes the outcome of these matters will not have a material adverse effect on the Company's financial statements.

Leases – Total rent expense was approximately $ 78,447 and $78,060, for the two years ended February 28, 2003 and February 28, 2002, respectively.

The Company has $58,835 in future minimum obligations under its lease which expires in Fiscal Year 2004.

NOTE 15: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate to pre-tax income (loss) as follows:

	February 28			
	2003	**%**	**2002**	**%**
Computed tax (benefit) at maximum rate	**$41,125**	**34.0**	$(63,373)	(34.0)
Non-deductible goodwill	**0**	**0**	162,308	87.0
Other permanent differences	**2,440**	**2.0**	3,304	1.8
Change in valuation allowance for tax effect of operating loss carryforwards	**(43,565)**	**(36.0)**	(102,239)	(54.8)
Provision for income taxes	**$ -**	**-**	$ -	-

The net deferred tax asset is comprised of the following:

	February 28 2003
Allowance for doubtful accounts	$5,000
Accumulated depreciation	20,000
Accumulated amortization	5,000
Inventory	166,000
Accrued vacation	6,000
Accrued expenses	52,000
Net operating losses and other carryforwards	1,475,000
Net deferred tax assets before valuation allowance	1,729,000
Deferred tax asset valuation allowance	(1,729,000)
Net deferred tax asset	$ -

The change in the valuation allowance was $144,000 for the year ended February 28, 2003.

At February 28, 2003, the Company has available net operating loss carryforwards of approximately $4,337,190 for income tax purposes which expire between fiscal 2004 and fiscal 2022. The Company also has research and development credits of approximately $136,000, which expire between fiscal 2010 and fiscal 2021. The net operating loss and credit carryforwards generated by S&K prior to the acquisition are subject to limitations under Section 382 of the Internal Revenue Code.

Note 16: Stock Options and Warrants

Stock Options - Under the 1993 Stock Incentive Plan, as amended ("1993 Plan"), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2012.

Under the 1993 Stock Incentive Plan, option prices must be at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in the 1993 plan or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

During Fiscal Year 2003, the Company granted options for 415,000 shares exercisable at between $0.15 per share and $0.30 per share to qualified employees, 40,000 shares exercisable at $0.37 to directors of the Company.

During Fiscal Year 2002, the Company granted options for 335,000 shares exercisable at between $0.09 per share and $0.88 per share to qualified employees, 12,500 shares exercisable at between $0.20 and $0.24 per share to consultants of the Company, and 20,000 shares exercisable at $0.11 per share to director of the Company. During Fiscal Year 2002, compensation expense of $2,181 was recognized based on the fair value of the vested options granted to consultants.

A summary of the 1993 Plan activity for the two year period ended February 28, 2003 is as follows:

	Stock Options		Weighted Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – February 28, 2001	1,125,062	598,699	$0.69	$0.52
Granted Fiscal Year 2002	367,500		0.23	
Canceled Fiscal Year 2002	(652,500)		(0.53)	
Balance – February 28, 2002	840,062	752,187	0.50	$0.59
Granted Fiscal Year 2003	445,000		0.22	
Canceled Fiscal Year 2003	(162,500)		(0.49)	
Balance – February 28, 2003	1,122,562	903,062	$0.33	$0.35

Information, at date of issuance, regarding stock option grants for the years ended February 28, 2003 and 2002:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Year ended February 28, 2002:			
Exercise price exceeds market price	-	$ -	$ -
Exercise price equals market price	367,500	0.23	0.16
Exercise price is less than market price	-	-	-
Year ended February 28, 2003:			
Exercise price exceeds market price	275,000	$0.20	$0.15
Exercise price equals market price	170,000	0.16	0.16
Exercise price is less than market price	-	-	-

The following table summarizes information about stock options outstanding and exercisable at February 28, 2003:

	Outstanding and Exercisable			
Range of exercise prices:	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable
$0.09 to $0.20	587,500	9.2	$0.18	446,000
$0.21 to $0.50	377,500	6.0	$0.33	302,500
$0.51 to $0.90	102,562	5.9	$0.60	102,562
$1.00 to $1.53	55,000	7.5	$1.43	52,000

The fair value of options granted under the Company's fixed stock option plans during Fiscal Years 2003 and 2002 were estimated on the dates of grant using the minimum value options-pricing models with the following weighted-average assumptions used: expected volatility of approximately 107% and 105% in Fiscal Years 2003 and 2002, respectively, risk-free interest rate of approximately 3.25% and 5.00% in Fiscal Years 2003 and 2002, and expected lives of option grants of approximately five years.

The estimated fair value of options granted during Fiscal Years 2003 and 2002 were $.22 and $.28 per share, respectively. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the 1993 Plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the option grant dates for awards in accordance with the accounting provisions of SFAS 123, the Company's net income (loss) and basic and diluted earnings (loss) per share for the years ended February 28, 2003 and February 28, 2002 would have been changed to the pro forma amounts indicated below:

	February 28	
	2003	2002
Net Profit (Loss):		
As reported	**$120,956**	$(186,391)
Pro forma	**$19,184**	$(290,690)
Basic and diluted earnings (loss) per share (see Note 17):		
As reported	**$0.01**	$(0.02)
Pro forma	**$0.00**	$(0.03)

Warrants - There were no warrants issued during the Fiscal 2003 and 2002. 370,175 warrants issued in 1999 in conjunction with the retirement of subordinated debt expired in Fiscal 2003.

During Fiscal Year 2001, warrants to purchase 50,000 shares of the Company's common stock were issued to a former officer of the Company in acknowledgment of short term loans granted to the Company in Fiscal Year 2000. One warrant is to purchase 25,000 shares of the Company's common stock at $0.50 per share, the other warrant is to purchase 25,000 shares of the Company's common stock at $1.00 per share. Both warrants expire March 3, 2005.

On February 15, 2000, the Company entered into a 90 day $100,000 subordinated convertible loan with a non-affiliated individual convertible into common stock at $1.00 per share. The loan and related interest of 8 % was repaid upon maturity, May 15, 2000. As part of the loan agreement, the lender was eligible to receive a warrant to purchase 50,000 shares of the Company's common stock, if the loan was not converted to equity or was not repaid. When the loan was repaid, the lender received a five-year warrant to purchase 50,000 shares of the Company's common stock at $1.00 per share in accordance with the provisions of the agreement. The warrant expires on May 15, 2005.

Note 17: Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	February 28 2003	2002
Numerator for basic and diluted		
Earnings (loss) per share:		
Continuing operations	**$120,956**	$375,310
Discontinued operations	**-**	(2,005,799)
Net earnings (loss)	**$120,956**	**$(1,630,489)**
Denominator:		
Denominator for basic earnings (loss) per share - weighted average shares	**9,096,436**	9,096,436
Warrants	**1,020,085**	**0
Stock options for employees, directors, and outside consultants	**93,158**	**0
Denominator for diluted earnings (loss) per share	**10,265,644**	**9,096,436
Basic Earnings (Loss) Per Share-		
Continuing Operations	**$0.01**	$0.05
Discontinued Operations	**0.00**	(0.07)
Net Earnings (Loss)	**$0.01**	$(0.02)
Dilute Earnings (Loss) Per Share-		
Continuing Operations	**$0.01**	$0.05
Discontinued Operations	**0.00**	(0.07)
Net Earnings (Loss)	**$0.01**	**$(0.02)

** The warrants and stock options are antidilutive during Fiscal Years 2002 as a result of the net losses and, therefore, are not considered in the Diluted EPS calculation.

Note 18: Related Party Transactions

Norwood loans - On April 30, 2001, in order to induce the advance of an additional $300,000 by Norwood Venture Corp. ("Norwood"), certain of the Company's directors, an officer and an affiliate of the Company participated in the amount of $216,750 in the additional mezzanine financing. Interest expense of $26,371 and $24,500 was paid to Norwood and forwarded to these individuals during Fiscal Years 2003 and 2002, respectively.

Short-term loans - related parties – At Fiscal Year End 2002, loans from directors, former officers and related parties in the amount of $286,084 plus accrued interest of $62,728 were formalized into four-year notes bearing interest at 5% on the unpaid balance. Repayments of these notes on a monthly basis commenced March 31, 2002. Earlier during the year, related party loans in the amount of $146,000 were repaid with interest. The total interest charge for related party notes was $16,468 and $25,653 for the fiscal year ended February 28, 2003 and 2002, respectively.

Consulting agreement – At February 28, 2002, prior years' consulting fees of $69,076 recorded from 1993 to 1996 to the Company's Chairman of the Board have been reclassified as long-term. Accordingly, $4,145 in interest expense has been imputed and charged to paid-in capital in each of the two years ended February 28, 2003 and 2002.

Note 19: Significant Customers and Foreign Sales

From continuing operations - For the year ended February 28, 2002, one customer accounted for 12% of the Company's sales.

Export sales to customers located outside the United States were approximately as follows:

	Years Ended February 28	
	2003	2002
Western Europe	**$356,000**	$533,000
Far East	**170,000**	80,000
Other	**130,000**	187,000
	$656,000	$810,000

Common Stock

The Company's Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid quotations for the Company's Common Stock for the periods indicated.

Common Stock for Fiscal Year Ended:	February 28 **2003**		February 28 2002	
	HIGH	LOW	HIGH	LOW
First Quarter	$0.50	$0.32	$0.56	$0.20
Second Quarter	0.40	0.20	0.28	0.09
Third Quarter	0.25	0.10	0.32	0.08
Fourth Quarter	0.20	0.12	0.54	0.16

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions. The Company believes that, although limited or sporadic quotations exist, there is no established public trading market for the Company's Common Stock.

SONO•TEK Corporation
leadership through innovation since 1975

DIRECTORS

Harvey L. Berger, Ph.D.
Director and Chief Technologist

Christopher L. Coccio, Ph.D.
Chief Executive Officer, President and a Director

Samuel Schwartz
*Chairman and Director**

Jeffrey O. Spiegel
*Director**

EXECUTIVE OFFICERS

Christopher L. Coccio, Ph.D.
Chief Executive Officer, President and a Director

Vincent F. DeMaio
Vice President

R. Stephen Harshbarger
Vice President

* Member of the Audit Committee and Compensation Committee.

CORPORATE HEADQUARTERS

2012 Route 9w
Milton, NY 12547
Phone: 845.795.2020
Fax: 845.795.2720

CORPORATE WEBSITE

http://www.sono-tek.com

CORPORATE EMAIL

info@sono-tek.com

SONO•TEK Corporation
2012 Rte. 9W, Milton, NY 12547 USA

Telephone: (845) 795-2020
Fax: (845) 795-2720
E-mail: info@sono-tek.com
Internet: www.sono-tek.com